UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
SEC FILE NUMBER
FORM 12b-25	001-15649

NOTIFICATION OF LATE FILING	CUSIP NUMBER
269347 10 9

(Check one): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR
☐ Form N-CSR
For Period Ended: February 28, 2006

☐ Form 10-K
☐ Form 20-F
☐ Form 11-K
☐ Form 10-Q
☐ Form N-SAR
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Eagle Broadband, Inc.
Full Name of Registrant

Eagle Wireless International, Inc., Eagle Telecom International, Inc.
Former Name if Applicable

101 Courageous Drive
Address of Principal Executive Office (Street and Number)

League City, Texas 77573-3925
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Qorsubject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The company will not be able to file its Quarterly Report on Form 10-Q for the quarter ended February 28, 2006, by the due date, April 10, 2006. This delay is the result of the company’s continuing review of the accounting treatment the company is required to apply to certain financial instruments issued during the quarter under Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities. The company expects to file its Form 10-Q within the five-day extension period.

PART IV — OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Juliet Markovich	281	538-6000
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). Yes ☒ No ☐

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☐ No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
Eagle Broadband, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date April 7, 2006       By /s/ David Micek
                                                                                                                  David Micek
                                                                                                                  President and Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).